UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On March 31, 2026, Critical Metals Corp. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K which furnished audited financial statements of Tanbreez Mining Greenland A/S for the years ended December 31, 2025 and 2024 as Exhibit 99.1 thereto (the “Tanbreez 2025 Financials”).

The Company is filing this Report of Foreign Private Issuer on Form 6-K to make a correction in the independent auditors’ reports contained therein. Specifically, the corrections make clear that such financial statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. An updated version of the Tanbreez 2025 Financials has been furnished hereto as Exhibit 99.1. Except as described above, the content of the Tanbreez 2025 Financials has not otherwise changed compared to the initial filing of the Tanbreez 2025 Financials.

The information furnished in Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Marcum LLP.
23.2	Consent of CBIZ CPAS P.C.
99.1	Audited Financial Statements of Tanbreez Mining Greenland A/S for the years ended December 31, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: May 14, 2026

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